Exhibit 99.2

Alibaba Group and Ant Financial Announce
Completion of Restructuring

Hangzhou, China, February 10, 2015 — Alibaba Group Holding Limited (NYSE: BABA) and Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”) today announced the closing of the restructuring of the relationships between the two companies (the “Restructuring”).  Ant Financial (formerly known as Small and Micro Financial Services Company) is the parent company of Alipay.

As disclosed in detail in Alibaba Group’s prospectus for its initial public offering in September 2014 (the “IPO”), in connection with the Restructuring, Alibaba Group and Ant Financial entered into a share and asset purchase agreement (the “SAPA”), and entered into or amended certain ancillary agreements in August 2014, which together govern the relationships between the two companies.  Pursuant to the SAPA, among other things, Alibaba Group agreed to sell to Ant Financial certain entities and loan and other assets primarily relating to its small and medium enterprise (“SME”) loan business and other related services.  Except for the sale of the SME loan business, the restructuring contemplated by the SAPA and the ancillary agreements took effect upon execution of those agreements.

Upon the satisfaction of the closing conditions, including receipt of regulatory approvals, the sale of the SME loan business by Alibaba Group to Ant Financial pursuant to the SAPA has now been completed.  Following the completion of this sale, Alibaba Group will no longer consolidate the financial results of the SME loan business.  The completion of this sale also marks the closing of the Restructuring between Alibaba Group and Ant Financial.

For more information on the agreements between Alibaba Group and Ant Financial relating to the Restructuring, please see Alibaba Group’s IPO prospectus, which can be found through Alibaba Group’s investor relations website at http://alibabagroup.com/en/ir/home.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

About Ant Financial

Ant Financial is focused on serving small and micro enterprises as well as consumers.  With the vision “to turn trust into wealth,” Ant Financial is dedicated to building an open ecosystem of Internet thinking and technologies while working with other financial institutions to support the future financial needs of society.  Businesses operated by Ant Financial include Alipay, Alipay Wallet, Yu’e Bao, Zhao Cai Bao, Ant Micro Loan and Sesame Credit.

Media Contacts:

Rachel Chan

Alibaba Group

rachelchan@hk.alibaba-inc.com

+852 9400 0979

Teresa Li
Alibaba Group

teresali@hk.alibaba-inc.com

+852 9138 5120